Exhibit 99.2

PRIMA BIOMED DISCUSSES Q4 OF FISCAL YEAR 2013 RESULTS AND HIGHLIGHTS – EARNINGS CALL TRANSCRIPT

Executives

Matthew Lehman, Chief Executive Officer

Marc Voigt, Chief Financial Officer

Sharron Gargosky, Chief Technical Officer

Analysts

Chris Kallos, Edison Investment Research

Brad Dunn, Ord Minnett

Vernon Bernardino, MLV & Co.

Prima BioMed (ASX: PRR; NASDAQ: PBMD; Deutsche Börse:YP1B.F) Q4 of Fiscal Year 2013 Results Earning Call and Highlights Discussion 6th August 2013 9:00am AEST

Operator:

Good day ladies and gentlemen and welcome to the Prima Biomed Limited quarterly conference call for the quarter ended June 30th 2013. My name is Nicky and I will be your moderator today. At this time all participants are on a listen only mode. We will conduct a question and answer session towards the end of the conference at which time if you wish to ask a question you will need to press the * key followed by the number one on your telephone keypad. I will now turn the conference over to Mr. James Moses, Prima’s investor relations representative. Mr. Moses please proceed.

James Moses: Investor Relations Representative

Thank you and good morning everyone, we’re pleased that you can join us today for Prima BioMed’s latest quarterly conference call. With me on the call is Mr. Matthew Lehman, the company’s Chief Executive Officer, Mr. Marc Voigt the Chief Financial Officer and Dr. Sharron Gargosky, Prima BioMed’s Chief Technical Officer. Before we begin I’d like to remind you that during this call we will be making forward looking statements about our subject to risks and uncertainties that may cause actual results to differ from the results discussed in the forward looking statements. Reference to these risks and uncertainties are disclosed in detail in our public announcements to the ASX and our disclosure filings with the US Securities and Exchange Commission. Ok with that taken care of we’ll now move on with the conference call. After some prepared remarks from the management team, we will open the lines for questions. And just to say again, to ask a question you will need to press the * followed by number one. I’ll now turn you over to Prima BioMed’s CEO Mr. Matthew Lehman.

Matthew Lehman: Chief Executive Officer

Thank you James. Hello everyone and thanks for joining us today. It’s a real pleasure to be able to report on our continued progress during the last quarter. I will be turning over shortly to Dr. Gargosky and to Mr. Voigt to review our R&D progress and our finances respectively. We are very pleased with our performance in the most recent quarter. First I would like to say thank you for the ongoing support of our shareholders. During the last quarter we had more than 2000 shareholders that participated in our share purchase plan and our options entitlement offer. The share purchase plan, which included purchases from directors and management, raised approximately A$6.17 million. The options entitlement offer raised an additional approximately A$1.55 million, for a total of about A$7.7 million of new capital for the company. These funds have helped us continue our clinical manufacturing development plans for CVac, in particular one of the main points of raising these funds was to help co fund the new exploratory phase 2 program for CVac in additional cancer indications. In conjunction with the share purchase plan, we also receive shareholder approval to place a “shortfall” amount to sophisticated and professional investors at exactly the same terms as offered to our current shareholders under the SPP. So any shortfall placement is required to be made prior to August 16th 2013 and all of this of course has been announced to the ASX as well as to the SEC in the US. So this shortfall amount was about A$8.8 million. As you may have read in our announcements, we made a placement of part of that shortfall of approximately A$1.3 million a couple of weeks ago, which was actually after the end of the reporting quarter. And that was again part of that shortfall amount.

With regards to Prima, our business and in particular our CVac development program, the past quarter we saw a number of significant events. First, as we announced, the CAN-003 protocol, the phase 2 ovarian cancer trial has been selected for an oral presentation at the European Cancer Congress annual meeting that will be on

October 1st in Amsterdam in the Netherlands. Dr. Jeffrey Goh, one of our study’s lead investigators, will be delivering the top-line clinical results of the CAN-003 trial in a presentation entitled “clinical trial of autologous dendritic cell therapy targeting mucin-1 for treatment of ovarian cancer patients in remission.” In his presentation we expect to report immune monitoring, progression free survival and overall survival data for all 63 patients that were enrolled on that trial. We believe these phase 2 results are important to guide our continued development of CVac and validate our strategy with the phase 2/3 trial that’s ongoing.

We’ve also continued our roll out of the CAN-004 protocol of the so called “CANVAS” trial. This is a phase 2/3 study of CVac for maintenance treatment of patients with epithelial ovarian cancer in remission after successful first-line platinum and taxane based chemotherapy. In the past quarter we activated a substantial number of new study sites in Europe - in Belgium, Bulgaria, German, Lithuania and Latvia. This expansion in Europe doubles the number of actively recruiting sites for the trial, which has been ongoing previously in Australia, Belarus, Ukraine and the United States. We will continue our controlled roll out of this trial in the coming months adding additional countries and sites to the study.

Based on the positive immune activity we have seen in the CVac trials to date, so the two earlier trials as well as the interim data from the CAN-003 study, we do have a reasonably there are potential clinical applications for CVac in addition to the treatment of ovarian cancer. In the last quarter, we announced our plans to move forward with three exploratory phase 2 clinical trials to evaluate the potential of CVac for the treatment of resectable pancreatic cancer, metastatic colorectal cancer and triple-negative breast cancer. These new trials will be co funded by Prima as part of, then again that’s a big part of the use of funds that we recently raised, as well as a 3.8 million euro grant that was awarded by the Saxony Development Bank in Germany.

And in April this year I’d also like to point out Prima was granted a method of use patent in Japan that protects a number of the manufacturing methods used in the production of CVac.

A little bit more on the corporate side, we have continued our efforts and particularly increased the visibility of Prima and CVac, the CVac program in the US. Management, we’ve been on the road recently to really introduce the company to the US investor community and explain our CVac development strategies. And in May this year we were pleased to appoint Dr. Russell J. Howard to our board of directors. So Dr. Howard he brings a very nice and strong scientific background as well as significant executive level industry experience from the US to Prima’s board of directors.

With that I’ll turn over to Sharron for a bit more of the details on our R&D efforts.

Sharron Gargosky: Chief Technical Officer

Thanks Matt and good morning to everyone on the call. I’m really pleased to provide a brief update on the latest progress in our clinical development of CVac, with our ongoing CAN-003 phase 2 trial in the United States and Australia, we continue to collect data from patients’ follow up visits. The trial is continuing very smoothly and there have been no unexpected safety issues. As we previously advised, we will report the immune monitoring profile of all 63 patients during the upcoming quarter. We are assessing patient samples to confirm that CVac induces a cellular response rather than a humoral, or antibody, type of response. And as Matt mentioned, Dr. Jeffrey Goh will be presenting at the immune monitoring, the progression free survival and overall survival data from this trial from the CAN-003 trial at the European Cancer Congress October 1st in Amsterdam and we’re very excited about that.

In the past quarter we have continued also our roll out of the CAN-004 - also called “CANVAS” - clinical trial in ovarian cancer. Some facts as of June 30th. We now have 38 cell collection centres that are activated and eligible to receive patients for our trial. That’s up from 31 last quarter. We have 44 clinical centres that have been activated by Prima and allowed to recruit patients. This is up from 30 sites. However, I should also note that a number of additional sites were activated shortly after the end of this reporting quarter. 75 patients have consented to participate in the canvas trial and have been screened. 46 have met study criteria and eligibility and have been randomised. Nine patients have completed their first line chemotherapy and continued onto the dosing stage of the trial, so we’re excited anticipating the data that comes as we move forward.

We are also finalising as Matt said, the protocols for the exploratory phase 2 trials in triple negative breast cancer, metastatic colorectal and resectable pancreatic cancers and plan to make regulatory and ethics committee submissions for these protocols in the next few months. Our goal is to initiate clinical trial sites and commence patient recruitment for these trials towards the end of 2013 or early in 2014.

We believe that CVac may benefit patients in these indications. Studies indicate that these tumour types are potentially reactive to immunotherapy approaches. The literature also suggests that 80% or more of these cancers express the mucin- 1 protein, which is of course the target for CVac. We have developed a mucin- 1 immunohistochemistry screening test, which will allow us to screen patients for these trials. We want to ensure that only patients with mucin-1 over expressing cancer types are enrolled on our CVac trials. These cancer types also represent significant unmet medical needs as current treatments are rather limited in their efficacy. The approximate incidence in the United States and the European Union for triple negative breast cancer is approximately 100,000 per year. For metastatic colorectal it’s approximately 180,000 per year and for resectable pancreatic it’s approximately 18,000 per year. So we’re excited to see where these new phase 2 indications are going to go and I look forward to giving you more update consequently.

And I’m now happy to turn over to Marc to review the financials of the company.

Marc Voigt: Chief Financial Officer

Thank you very much Sharron and good morning also from my side. As usual just a few comments about our finances to start with. In line with Australian regulations, Prima Biomed reports financials according to Australian accounting standards, or AASB, which is consistent with IFRS or the International Financial Reporting Standards. All numbers are in Australian dollars and our financial year runs from July 1st through to June 30th. I will be briefly speaking about our quarterly report, the so called appendix 4C, for the fourth quarter of our financial year. The 4C is primarily a statement of cashflow for the company and is not an income statement.

We reported a net operating cash outflow of approximately A$2.55 million for the fourth quarter ending June 30th and A$15,310,000 for the fiscal year. We received approximately A$100,000 in grants during the quarter and approximately A$1.7 million in government grants and R&D tax incentives in the financial year. Cash outflows during the quarter for research and development was about A$2.75 million and for the fiscal year our R&D cash outflows was approximately A$12,030,000. Cash, cash equivalents, and term deposits as of 30th of June were approximately A$30,020,000 compared to about A$25,170,000 at the end of the previous quarter. And this is, as Matt mentioned at the beginning of our call, due to the proceeds from the SPP, so the share purchase plan and the option entitlement offer.

We will be reporting our full fiscal year figures in our annual report towards the end of August. We expect to report a loss for the financial year 2013 of approximately A$15,300,00 which is significantly less than the previous guidance and there are a few reasons for the lower than expected loss. First we have an estimated foreign currency gain of approximately A$1.4 million for the fiscal year due to our foreign exchange positions. Second as we have advised in previous calls, we are controlling the roll out of the CANVAS trial and we have been in the position to reduce some of the start up costs for the new phase 2 clinical trials. Lastly during the past year we have carefully reviewed our G&A costs and were able to achieve significant savings in our corporate overhead.

We do expect that R&D costs will increase into the coming fiscal year as we accelerate recruitment on the CANVAS trial and as the new phase 2 trials get underway. Based on our current projections with these trials, we expect that our cash needs would increase to about A$6-7 million per quarter. For the full year, we project a loss of approximately A$25 million, however be cautioned that there are dynamic elements to our projections based on clinical trial recruitment rates and we will keep everyone informed on a quarterly basis regarding our ongoing cash needs. And I will turn back over to Matt.

Matthew Lehman: Chief Executive Officer

Thank you Sharron, thanks Marc, just to summarise and confirm where we are as a company. First and foremost, we are really happy with our clinical development strategy for CVac in ovarian cancer. I think this is a well thought out, well planned clinical development plan. We look forward to our CAN-003, the phase 2 clinical trial results in due course, with immune monitoring coming out or the immune monitoring data coming out in the third quarter and then of course the clinical presentation from Dr. Goh on October 1st. And even after that, of course, we would expect to be able to present additional analyses of the CAN-003 trial in the months after the top line data presentation on October 1st. We’re happy with, again, the general strategy and how things are progressing with the ovarian development program.

We are also, of course, excited by the opportunity to expand the potential clinical and commercial applications for CVac with our exploratory trials in the new indications getting started. And we are really happy with the continued progress we’re making with the manufacturing developments and strengthening of our technology platform, because, of course, longer term I think the investments we’re making in these spaces are going to be very important to bring a commercially viable and cost effective product to the market, in addition to having good clinical data. So at this time I will again say thank you for the interest, again thanks to our shareholders for our ongoing support and I’ll turn the call back over to the moderator and we’ll open the phones for questions.

Operator:

Thank you, if you wish to ask a question please press *1 on your telephone and wait for your name to be announced. If you wish to cancel your request please press *2. The first question comes from Julio Ernest, private investor, please go ahead.

Julio Ernest, private investor:

<inaudible>.

Operator:

Mr. Ernest we’re having some trouble hearing you, is it possible you could pick up your handset? Mr. Ernest we’re going to move onto the next question. If you’re able to move to a different phone we’ll let you back in the queue, sorry about that. The next question comes from Kerry Billock, private investor, please go ahead. Thank you, if you wish to ask a question please press *1 on your telephone and wait for

Kerry Billock, private investor:

Good morning, my question is actually for Sharron Gargosky. With regards to the release of the ICS test results, I’m wondering what you expect these to show in relation to the results that were released last year?

Sharron Gargosky: Chief Technical Officer

Hi Kerry nice to talk with you. So with the ICS data and what we’re looking at now is; last year when we presented data I had a snapshot that I could share which was of five CVac patients and a couple of patients that were standard of care. What we didn’t have was the longitudinal assessment of a patient across the dosing period. What we’re looking at with the data right now is patients at baseline, prior to their treatment, and then looking at them during the course of CVac treatment and looking at how their immune profiles respond. Where do you get the best peak of response? What are you seeing there during the course of treatment? And that’s our primary focus right now. And then subsequently, the secondary piece will be how long is that response able to be maintained or do you see a duration that’s detectable in an assay like the ICS. So our first evaluation is looking at patients from baseline through the course of dosing and we’re looking at, as we said, all 63 patients.

So we’re trying to get a really much bigger data set than just the small snapshot that I had access to at the end of last year.

Kerry Billock, private investor:

Thank you very much, may I ask a question if possible of Mr. Lehman with regard to the increased volume in trading of the Prima shares on the NASDAQ recently and if there might be some intelligence or reason that he is aware of behind that?

Matthew Lehman: Chief Executive Officer

Yeah hi Kerry, you know I don’t know, I think it’s probably just as simple an answer as we’ve been increasing our time here in the US introducing the company to the investor community. I think it’s an interesting story. I do think biotech is a bit of a hot market in the US right now, so I think that background is also helpful for the story we’re telling. And certainly immune therapy, this niche in cancer treatment is also a bit exciting right now. There was ASCO which was held in Chicago about a month or so ago, two months ago. And immune therapy is really gaining a lot of traction in the scientific community, also now reaching over into the financial community. So I think that’s really what it is, really just explaining our story and meeting with people and explaining what we’re doing. So I think it’s exciting though, it is nice to see that we’re really getting the interest and following on both Australia and the US exchanges.

John Ryan, private investor:

My question is involving the foreign exchange position. It was mentioned in your report about I think was around about a $1.4 or a $1.5 million foreign exchange gain. I’m just wondering what the position is with the company and its cash holdings, is it exposed to the Australian dollar weakening in recent times and what is the company’s foreign exchange hedging policy?

Marc Voigt: Chief Financial Officer

So thanks very much for that question, so first of all we hold significant positions in Euro and in US dollars, which is giving us a nice buffer in terms of the decrease of the Australian dollars which we have been seeing. In the past and also ongoing into the future we have hedging contracts which are based on our projected ongoing operations, which are following we believe a reasonable assumption based on the risk from foreign exchange, however also moving forward as mentioned as we have substantial amount of Euros and US dollars on bank, we are in a comparably good position given that most of our clinical operations are run in Europe and in the United States.

Diane and David Costello, Cosrich Super Fund:

Good morning Matt and team, I’ve got a question regarding the Australian presence. Has Prima considered a stronger Australian media presence utilising the chairman and other directors to make public statements?

Matthew Lehman: Chief Executive Officer

Thanks David, I think in general yes, I think it’s important for a company like us to get our message out. So yeah the short answer is yes, we certainly take the opportunity both in the financial community as well as the media to take some opportunities to be able to explain our story, tell our story in the media. I will say I think let’s say more recently a bit of our focus has shifted to the US. At some point we’re still a small company and we have to pick our priorities, so there probably has been a little more focus on the US side and part of that is because just the level of visibility and let’s say the general knowledge about Prima Biomed in the US is a bit lower than Australia and I think it’s important that we’re able to make up that gap. Yes but I think absolutely it is something we look at, it’s something we do and I would expect, but how do I put it, we also want to be careful with let’s say bombarding people with over communicating, because that can also turn people off. So we try to keep this in balance with when we really have news, we really try to get that out through the proper channels as well as maintain the ongoing interest. Does that kind of answer the question David?

Diane and David Costello, Cosrich Super Fund:

Yes thanks Matt if I can ask a second question, I know I’ve already raised this one, but in Australia breast cancer seems to dominate in terms of the media which is fair enough, but has Prima considered trying to put a public face to ovarian cancer and particularly using somebody high profile media person? I have mentioned before Pierce Brosnan who lost both his wife and daughter to ovarian cancer as a public face or champion of CVac?

Matthew Lehman: Chief Executive Officer

Thanks David, I think where we are in development I think we’d be a little bit cautious on some of those, especially let’s say on the breast cancer side this will be the first trial of CVac in breast cancer. So I think as we’re progressing through clinical development, it would be nice. We’ll work with the doctors, we’ll have the patients joining the trials, we’ll have the data to support that, and then we’ll look at how we present the data that we have coming out of these trials and that way. But I think we’ll kind of proceed with some measure of let’s say conservatism as we have more and more data on these trials.

Brad Dunn, Ord Minnett:

Just a few questions from me on the CANVAS trial, could you give a sense of how many clinical centres and cell collection centres you’re aiming to eventually open and where possible any sort of data on the average productivity of a clinical centre in terms of how many recruitments they can achieve in a month or a quarter or something like that?

Sharron Gargosky: Chief Technical Officer

So you were asking about the number of centres we’re looking at setting up, the number of investigators in these trials and what kind of metrics we actually have for the CANVAS trial. What we are anticipating right now is what we put in our protocol up to 120. We have up to about 80 centres that we’re actually targeting for our clinical centres, some of which are centralised around the blood collection groups that we have, so we’re targeting probably up to about 50 of those. I think importantly when you start looking at patient recruitment and the metrics, it really is very centre specific. Some centres are larger and recruit a lot of ovarian cancer patients if you have a particularly renowned surgeon or a well known oncologist and they’re the centres of course we’ve been trying to target. The larger ones per country that have a really phenomenal referral area, so we’ll get the right type of patients into this trial. But even with that being said we need to be sensitive that these patients are being attained as soon as they’ve been diagnosed with ovarian cancer that we’re trying to get these patients between surgery and chemotherapy to be involved in the study.

And so there’s a lot on the patient with regards to you’ve just been diagnosed and now will you also be part of a trial? So I think the real heroes of our program are really the women who step up to be part of this study. There are a large number of phenomenally brave women out there who are offering to be part of trials and depending on the country we may see anything from a half to about a patient per clinical centre per month depending on where we’re looking and how many patients their referral areas are. We have tried to plan our trial to ensure we’re able to maximise our manufacturing centres across the globe, that we’re able to recruit patients and not disappoint anybody, but still attain good quality product from each of those centres. So there’s a number of metrics and pieces that are being played into this puzzle to get that kind of recruitment moving in the study.

Does that help answer some of your questions?

Brad Dunn, Ord Minnett:

That was a great answer, thank you very much.

Operator:

Once more if you would like to ask a question please press *1 on your phone now. At this time we’re showing no further questions, I will now turn it back over to Mr. Lehman for closing remarks.

Matthew Lehman: Chief Executive Officer

Well thank you Nicky and again thanks for everyone joining us, we appreciate the interest of course and the ongoing engagement with Prima and what we’re doing, so we look forward to speaking again next quarter and keeping everyone up to date, thank you.

END OF TRANSCRIPT

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